CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2020 AND 2019
(unaudited)

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 2

SSR Mining Inc.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	September 30, 2020	December 31, 2019
Current assets
Cash and cash equivalents		$733,571	$503,647
Marketable securities	13	13,846	66,453
Trade and other receivables		78,419	71,828
Inventories	5	391,625	237,570
Other		21,002	20,164
		1,238,463	899,662
Non-current assets
Mineral properties, plant and equipment	6	3,612,374	769,462
Inventories - non-current	5	106,281	1,848
Restricted cash	7	35,284	2,339
Investments accounted for using the equity method		8,789	—
Goodwill		49,786	49,786
Deferred income tax assets		198	63
Other		29,879	26,947
Total assets		$5,081,054	$1,750,107

Current liabilities
Accounts payable and accrued liabilities		$157,800	$111,125
Current portion of debt	7	70,675	114,280
Reclamation and closure cost provision	6	2,050	8,766
		230,525	234,171
Non-current liabilities
Debt	7	334,539	169,769
Lease liabilities	8	117,643	3,346
Reclamation and closure cost provision	6	120,073	75,469
Deferred income tax liabilities		455,837	127,815
Other		17,906	5,583
Total liabilities		1,276,523	616,153

Shareholders' equity
Share capital	4	3,217,403	1,083,766
Other reserves		41,372	19,762
Equity component of convertible notes	7	106,425	106,425
Deficit		(32,620)	(75,999)
Total equity attributable to SSR Mining shareholders		3,332,580	1,133,954
Non-controlling interest	4	471,951	—
Total equity		3,804,531	1,133,954
Total liabilities and equity		$5,081,054	$1,750,107
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements
Approved by the Board of Directors and authorized for issue on November 11, 2020.

"Beverlee F. Park"	"Rodney P. Antal"
Beverlee F. Park, Director	Rodney P. Antal, Director

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 3

SSR Mining Inc.
Condensed Consolidated Interim Statements of Income
(Expressed in thousands of United States dollars, except for per share amounts)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2019	2020	2019
Revenue	9	$225,412	$147,848	$482,360	$429,247
Cost of sales
Production costs		(110,846)	(74,615)	(249,071)	(240,631)
Depletion and depreciation		(31,340)	(21,327)	(71,103)	(76,646)
		(142,186)	(95,942)	(320,174)	(317,277)
Income from mine operations		83,226	51,906	162,186	111,970
General and administrative expenses		(2,100)	(7,602)	(17,576)	(20,687)
Exploration, evaluation and reclamation expenses		(6,087)	(4,413)	(16,054)	(12,173)
Care and maintenance expenses	12	(6,640)	—	(27,697)	—
Transaction and integration expenses	4	(15,674)	—	(18,479)	—
Operating income		52,725	39,891	82,380	79,110
Interest and other finance income		2,574	3,994	5,909	10,241
Interest expense and other finance costs		(7,200)	(8,214)	(19,210)	(24,053)
Loss on redemption of convertible debt	7	—	—	—	(5,423)
Other income (expense)		2,753	(1,556)	2,342	(4,168)
Foreign exchange loss		(1,660)	(1,134)	(803)	(726)
Income before income tax		49,192	32,981	70,618	54,981
Income tax expense		(24,079)	(14,849)	(27,805)	(18,703)
Net income		$25,113	$18,132	$42,813	$36,278
Attributable to:
Equity holders of SSR Mining	10	$26,754	$20,741	$44,454	$37,836
Non-controlling interest	4	(1,641)	(2,609)	(1,641)	(1,558)

Net income per share attributable to equity holders of SSR Mining
Basic	10	$0.19	$0.17	$0.35	$0.31
Diluted	10	$0.19	$0.17	$0.34	$0.31
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 4

SSR Mining Inc.
Condensed Consolidated Interim Statements of Comprehensive Income
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Net income	$25,113	$18,132	$42,813	$36,278
Other comprehensive income
Items that will not be reclassified to net income:
Gain on marketable securities, net of income tax expense of ($678), ($1,727), ($1,569) and ($2,862)	4,398	10,025	10,358	17,329
Items that may be subsequently reclassified to net income:
Unrealized (loss) gain on effective portion of derivatives, net of tax (expense) recovery of ($262), $Nil, $1,303 and ($504)	(454)	(22)	(8,224)	1,607
Realized loss on derivatives reclassified to net income	1,162	—	3,301	—
Total other comprehensive income	5,106	10,003	5,435	18,936
Total comprehensive income	$30,219	$28,135	$48,248	$55,214
Attributable to:
Equity holders of SSR Mining	$31,860	$30,744	$49,889	$56,772
Non-controlling interest	(1,641)	(2,609)	(1,641)	(1,558)
Total comprehensive income	$30,219	$28,135	$48,248	$55,214
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 5

SSR Mining Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2019	2020	2019
			Restated(1)		Restated(1)
Cash flows from operating activities
Net income for the period		$25,113	$18,132	$42,813	$36,278
Adjustments for:
Depletion and depreciation		31,586	21,773	71,687	76,926
Interest and other finance income		(2,574)	(3,994)	(5,909)	(10,241)
Interest expense		7,060	7,862	18,212	23,000
Income tax expense		24,079	14,849	27,805	18,703
Non-cash foreign exchange loss (gain)		(97)	6,282	(1,006)	4,712
Loss on redemption of convertible debt	7	—	—	—	5,423
Other	14	3,612	1,803	20,861	4,964
Net changes in non-cash working capital items	14	(26,219)	(9,388)	(5,277)	(48,144)
Cash generated by operating activities before taxes		62,560	57,319	169,186	111,621
Moratorium paid		(766)	(901)	(2,392)	(3,031)
Income taxes paid		(17,695)	(1,638)	(35,562)	(14,663)
Cash generated by operating activities		44,099	54,780	131,232	93,927
Cash flows from investing activities
Expenditures on mineral properties, plant and equipment		(27,873)	(27,266)	(108,965)	(110,739)
Purchase of marketable securities		—	(3,435)	(29,550)	(3,435)
Net proceeds from sale of marketable securities		1,176	1,744	97,073	2,982
Loan to joint venture partner	4	—	—	—	(1,967)
Interest received		504	1,852	3,248	7,536
Acquisition of non-controlling interest	4	—	(2,415)	—	(2,415)
Cash and cash equivalents acquired in Alacer acquisition	4	270,445	—	270,445	—
Other		854	212	2,638	13
Cash generated by (used in) investing activities		245,106	(29,308)	234,889	(108,025)
Cash flows from financing activities
Repayment of debt, principal		(17,500)	—	(17,500)	—
Repayment of debt, interest		(2,751)	(2,278)	(8,539)	(8,361)
Proceeds from exercise of stock options		2,173	2,792	4,361	7,061
Funding from non-controlling interest	4	—	—	—	3,710
Redemption of convertible notes	7	—	—	(114,994)	(152,250)
Issuance of convertible notes	7	—	—	—	230,000
Convertible notes issuance costs	7	—	—	—	(7,067)
Lease payments		(1,108)	(220)	(1,703)	(650)
Proceeds from issuance of debt		2,109	—	2,109	—
Cash (used in) generated by financing activities		(17,077)	294	(136,266)	72,443
Effect of foreign exchange rate changes on cash and cash equivalents		(273)	(3,447)	69	(3,078)
Increase in cash and cash equivalents		271,855	22,319	229,924	55,267
Cash and cash equivalents, beginning of period		461,716	452,160	503,647	419,212
Cash and cash equivalents, end of period		$733,571	$474,479	$733,571	$474,479
(1) See note 2(d)
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 6

SSR Mining Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
(Expressed in thousands of United States dollars)
(Unaudited)

		Common Shares		Other reserves	Equity component of convertible notes	Deficit	Total equity attributable to equity holders of SSR Mining	Non-controlling interest	Total equity
	Note	Shares (000's)	Amount
Balance, January 1, 2019		120,740	$1,055,417	$(16,303)	$68,347	$(133,314)	$974,147	$31,829	$1,005,976
Exercise of stock options		1,064	6,620	525	—	—	7,145	—	7,145
Acquisition of non-controlling interest	4	1,246	18,218	1,463	—	—	19,681	(33,981)	(14,300)
Equity-settled share-based compensation	11	—	—	2,896	—	—	2,896	—	2,896
Transfer of equity-settled Performance Share Units		—	—	1,284	—	—	1,284		1,284
Equity value of debt issued	7	—	—	—	42,975	—	42,975		42,975
Equity value of convertible debt redeemed	7	—	—	—	(4,825)	—	(4,825)		(4,825)
Revaluation of reserve		—	—	22	—	—	22	—	22
Funding from non-controlling interest		—	—	—	—	—	—	3,710	3,710
Total comprehensive income (loss) for the period		—	—	18,936	—	37,836	56,772	(1,558)	55,214
Balance, September 30, 2019		123,050	$1,080,255	$8,823	$106,497	$(95,478)	$1,100,097	$—	$1,100,097

Balance, January 1, 2020		123,084	$1,083,766	$19,762	$106,425	$(75,999)	$1,133,954	$—	$1,133,954
Acquisition of Alacer	4	95,700	2,127,284	15,419	—	—	2,142,703	473,592	2,616,295
Exercise of stock options and settlement of restricted share units		581	6,387	(1,913)	—	—	4,474	—	4,474
Equity-settled share-based compensation	11	—	—	1,623	—	—	1,623	—	1,623
Equity value of convertible debt redeemed	7	—	6	—	—	—	6	—	6
Other		(2)	(40)	1,046	—	(1,075)	(69)	—	(69)
Total comprehensive income for the period		—	—	5,435	—	44,454	49,889	(1,641)	48,248
Balance, September 30, 2020		219,363	$3,217,403	$41,372	$106,425	$(32,620)	$3,332,580	$471,951	$3,804,531
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 7

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)

1.NATURE OF OPERATIONS

SSR Mining Inc. ("we", "us", "our", the "Company", or "SSR Mining") is a company incorporated under the laws of the Province of British Columbia, Canada. Our common shares are listed on the Toronto Stock Exchange (TSX) in Canada and the Nasdaq Global Select Market (NASDAQ) in the United States under the symbol "SSRM" and the Australian Securities Exchange (ASX) in Australia under the symbol "SSR".

Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in Turkey and the Americas. We have four producing mines and a portfolio of precious metal dominant projects located in Turkey and throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

Our corporate office is at Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, Canada, V7X 1G4. Our executive office is at Suite 800, 7001 E. Belleview Avenue, Denver, Colorado, USA., 80237.

Our focus is on safe, profitable gold and silver production from our Çöpler Gold Mine ("Çöpler") in Erzincan, Turkey, Marigold mine ("Marigold") in Nevada, USA, Seabee Gold Operation ("Seabee") in Saskatchewan, Canada and Puna Operations ("Puna") in Jujuy, Argentina, and to advance, as market and project conditions permit, our principal development projects towards development and commercial production. On September 16, 2020, the Company completed the acquisition of Alacer Gold Corp. ("Alacer"). The results of operations of Alacer are included in these financial statements from September 16, 2020 (see note 4).

Significant developments in the current reporting period

(a)Acquisition of Alacer

On September 16, 2020, we acquired all of the issued and outstanding common shares of Alacer, with Alacer shareholders receiving 0.3246 of an SSR Mining common share for every one Alacer share (the "Exchange Ratio"). The transaction resulted in the issuance of 95,699,911 SSR Mining common shares to the former shareholders of Alacer. Furthermore, all outstanding restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") of Alacer that were not exercised prior to the acquisition date, were converted to SSR Mining units with the number of such securities issuable adjusted by the 0.3246 Exchange Ratio (the "RSU Replacement Units", the "PSU Replacement Units", and the "DSU Replacement Units", respectively).

Subsequent to the share issuance, SSR Mining and former Alacer shareholders owned 57% and 43%, respectively of the shares of the combined entity. With the completion of the transaction, Alacer has become a wholly-owned subsidiary of SSR Mining, including the Çöpler, a large-scale, open pit gold mine in east-central Turkey, which is 80% owned and operated by our subsidiary, Anagold Madencilik Sanayi ve Ticaret Anonim Şirketi ("Anagold"), with the remaining 20% owned by Lidya Madencilik Sanayi ve Ticaret Anonim Şirketi ("Lidya Mining").

(b)COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the Coronavirus Disease 2019 ("COVID-19") a pandemic. During the current interim financial reporting period, the COVID-19 pandemic negatively impacted global economic and financial markets. The COVID-19 pandemic continues to pose challenges to various industries, including mining, and businesses continue to face operating challenges associated with the regulations and guidelines resulting from efforts to contain it.

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 8

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
1.NATURE OF OPERATIONS (continued)

As a direct result of the COVID-19 pandemic, we temporarily suspended operations at Puna and Seabee on March 20, 2020 and March 25, 2020, respectively. During the suspensions at Puna and Seabee, we continued to perform care and maintenance activities. Costs incurred during the suspension of operations associated with these activities have been separately identified and accounted for as care and maintenance expenses within operating income in the condensed consolidated interim statements of income.

At Puna, we returned to production late in the second quarter, with mining, hauling and milling operations re-commencing. However, during the third quarter, COVID-19 infection rates in the province of Jujuy escalated, resulting in further interruptions to operations. In September, we suspended operations in order to manage camp occupancy, conduct testing and reduce the risk of transmission. Mining and milling activities subsequently returned to normal operating levels at the beginning of October.

At Seabee, limited underground development and ore mining operations re-commenced in June. In July, ore extraction and development rates ramped up and, in early August, milling operations re-commenced.

At Çöpler and Marigold, we continue to operate with limited impact from COVID-19 and have implemented numerous measures intended to protect our employees and contractors, including ensuring physical distancing and providing additional protective equipment.

Although the COVID-19 pandemic has adversely impacted production and operating income in the short term, we continue to monitor the situation closely and execute on our operating plans, consistent with guidelines and regulations in effect where our mines are located. Should the duration, spread or intensity of the COVID-19 pandemic further develop in 2020, our operations could be impacted again. These factors may impact, among other things, our operating plans, production, liquidity, cash flows and valuation of our long-lived assets.

2.SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019. Except as described in note 2(c) and 2(d), the accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2019.

These statements were authorized for issue by our Board of Directors on November 11, 2020.

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 9

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
2.SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)Basis of preparation

Subsidiaries

These consolidated financial statements incorporate the financial statements of SSR Mining Inc. and all of our subsidiaries. Intercompany assets, liabilities, equity, income, expenses and cash flows between SSR Mining and our subsidiaries have been eliminated on consolidation. Subsidiaries include all entities (including structured entities) over which we exercise control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through our power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether we control an entity. For non-wholly owned, controlled subsidiaries, the net assets attributable to external equity shareholders are presented as "non-controlling interests" in the equity section of the condensed consolidated interim statement of financial position. Profit or loss for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary. Subsidiaries are included in our consolidated financial results from the effective date of acquisition of control up to the effective date of loss of control.

The principal subsidiaries of SSR Mining and their geographic locations as at September 30, 2020 were as follows:

Subsidiary	Location	Ownership	Principal project or purpose
Marigold Mining Company	USA	100%	Marigold
SGO Mining Inc.	Canada	100%	Seabee
Puna Operations Inc. (1)	Canada	100%	Puna
SSR Durango, S.A. de C.V	Mexico	100%	Pitarrilla
Intertrade Metals Limited Partnership	Canada	100%	Sales and marketing
Alacer Gold Corp. (2)	USA	100%	Çöpler
(1)Mina Pirquitas Sociedad Anonima, a subsidiary of Puna Operations Inc., is the Argentine operating company.
(2)Anagold is the Turkish operating company. We own 80% of Anagold, which operates Çöpler.

Joint arrangements

We conduct a portion of our business through joint arrangements. A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. We conduct our joint arrangements through joint ventures, whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Our investments in joint ventures are accounted for using the equity method.

We acquired our equity method investments in connection with the acquisition of Alacer (see note 4). On acquisition, these equity method investments have been recognized at fair value. In subsequent periods, the carrying amount will be adjusted by our share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying statement of financial position at the date of acquisition; dividends; cash contributions; and our share of post-acquisition movements in Other Comprehensive Income (“OCI”). If the carrying value in an equity method investment is reduced to zero, additional losses are not provided for, and a liability is not recognized, unless the Company has incurred legal or constructive obligations, or made payments on behalf of the equity method investment.

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 10

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Outlined below is information related to our joint arrangements and entities other than 100% owned subsidiaries as at September 30, 2020:

	Country of Incorporation	Ownership Interest

Anagold	Turkey	80%
Kartaltepe Madencilik Sanayi Ticaret Anonim Şirketi	Turkey	50%
Tunçpınar Madencilik Sanayi Ve Ticaret Anonim Şirketi	Turkey	50%

In 2009, Alacer and Lidya Mining formalized an agreement to create a strategic relationship which allowed Lidya Mining to acquire up to a 20% interest in Çöpler, through ownership of Anagold stock, and outlined a structure for cooperation and cross-investment to jointly explore and develop other mineral properties in Turkey on a 50/50 basis. Alacer and Lidya Mining have two joint ventures on other non-Çöpler Turkish holdings. The joint venture agreements provide for equal ownership by Alacer and Lidya Mining.

(c)Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within twelve months of the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Acquisition-related costs are expensed as incurred. The results of businesses acquired during the period are included in the condensed consolidated interim financial statements from the date of acquisition.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair value of the assets and liabilities transferred. When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recognized as goodwill.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by us and are presented in the equity section of the consolidated statement of financial position.

(d)Change in accounting policy - presentation of cash flows associated with interest payments

During the current reporting period, we changed our presentation of interest payments on debt in our condensed consolidated interim statements of cash flows. Previously, interest payments were classified as an operating activity in the condensed consolidated statements of cash flows. In connection with the debt assumed on the acquisition of Alacer in the current period, we have determined that classifying the interest payments as a financing activity better represents the underlying nature of the cash flow. As a result, interest payments have been classified as a financing activity in our condensed consolidated interim statements of cash flows for the three and nine months ended September 30, 2020. The comparative figures for the three and nine months ended September 30, 2019 have been restated to conform with the presentation in the current period.

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 11

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
2.SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table outlines the impact of the change in the presentation of interest paid on debt in the condensed consolidated interim statements of cash flows for the three and nine months ended September 30, 2019:

	Three months ended September 30, 2019			Nine months ended September 30, 2019
	As previously reported	Adjustment	Restated	As previously reported	Adjustment	Restated
Interest paid	$(2,278)	$2,278	$—	$(8,361)	$8,361	$—
Cash generated by operating activities	52,502	2,278	54,780	85,566	8,361	93,927

Repayments of debt, interest	—	(2,278)	(2,278)	—	(8,361)	(8,361)
Cash generated by financing activities	2,572	(2,278)	294	80,804	(8,361)	72,443

3.SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements requires the use of assumptions, judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These assumptions, judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. The significant judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 are consistent with those applied and disclosed in note 3 to our audited consolidated financial statements for the year ended December 31, 2019, except as follows:

(a)Acquisitions

IFRS 3, Business Combinations ("IFRS 3") requires that for each business combination, one of the combining entities should be identified as the acquirer. This assessment focuses on which entity obtains control of another entity. When the acquirer is not clearly indicated, supplementary factors such as which entity transfers cash or other assets or incurs liabilities; which entity issues its equity interests, and the relative size of the entities are considered. By virtue of the Company issuing equity instruments and relative voting rights of SSR Mining shareholders, including significant minority shareholders post-merger, among other factors, SSR Mining has been identified as the acquirer of Alacer and as such, the transaction has been accounted for using the acquisition method of accounting in accordance with IFRS 3.

(b) Fair value of assets acquired and liabilities assumed

Accounting for acquisitions requires estimates with respect to the fair value of the assets acquired and liabilities assumed. Such estimates require valuation methods, including discounted cash flows, depreciated replacement costs and other methods. The models used in these valuation methods use estimates and assumptions with respect to future production levels, operating, capital and closure costs in life of mine ("LOM") plans, the mineralization in stockpiles, future metal prices, replacement costs, foreign exchange rates, value of resources outside LOM plans in relation to the assumptions related to comparable entities, the market values per ounce and per pound, discount rates and other assumptions. Changes in these assumptions prior to the finalization of the purchase price allocation ("PPA") may change the value assigned to the acquired assets, assumed liabilities and goodwill, if any.

Significant assumptions related to our acquisition of Alacer are disclosed in note 4.

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 12

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
4.ACQUISITIONS

(a)Acquisition of Alacer

On September 16, 2020, we acquired all of the issued and outstanding common shares of Alacer, with Alacer shareholders receiving 0.3246 of an SSR Mining common share for every one Alacer share. The transaction resulted in the issuance of 95,699,911 SSR Mining common shares to the former shareholders of Alacer. Furthermore, all outstanding RSUs, PSUs and DSUs of Alacer that were not exercised prior to the acquisition date, were converted to SSR Mining units with the number of such securities issuable adjusted by the 0.3246 Exchange Ratio.

Subsequent to the share issuance, SSR Mining and former Alacer shareholders owned 57% and 43%, respectively of the shares of the combined entity. With the completion of the transaction, Alacer has become a wholly-owned subsidiary of SSR Mining, including Çöpler, a large-scale, open pit gold mine in east-central Turkey, which is 80% owned and operated by our subsidiary, Anagold, with the remaining 20% owned by Lidya Mining.

We determined that the transaction represents a business combination under IFRS 3, with SSR Mining identified as the acquiror. Based upon the September 15, 2020 closing share price of our common shares, the total purchase price consideration of the acquisition was $2.2 billion. Transaction and integration related expenses of $15.7 million and $18.5 million were recognized in our condensed consolidated interim statements of income and comprehensive income for the three and nine months ended September 30, 2020, respectively. Transaction and integration costs included approximately $10.5 million for severance and termination payments to executives for both the three and nine months ended September 30, 2020.

The acquisition date fair value of the consideration transferred consists of the following:

Purchase Price
Share consideration (1)	$2,127,284
RSU, PSU and DSU consideration (2)	52,363
Total consideration	$2,179,647

(1) The fair value of 95,699,911 common shares issued to Alacer shareholders was determined using SSR Mining's common share price of C$29.31 per share on September 15, 2020.
(2) The fair value of 3,570,261 RSU, 3,463,023 PSU and 1,158,071 DSU consideration issued was determined using the Alacer share price of C$9.51 on September 15, 2020, adjusted for the 0.3246 Exchange Ratio.

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 13

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
4.ACQUISITIONS (continued)

The table below presents the purchase price consideration and our preliminary allocation of the purchase price to the assets acquired and liabilities assumed. The allocation is preliminary and the fair values are subject to change based on relevant information existing at the date of acquisition. Ore stockpiles, mineral properties, plant and equipment and deferred taxes are all subject to change. Any adjustments made will be recognized retrospectively and comparative information will be revised. The purchase price allocation must be finalized within twelve months following the acquisition date.

Purchase Price Allocation
Cash and cash equivalents	$270,445
Trade and other receivables	16,218
Inventories - current	180,377
Other assets - current	6,039
Mineral properties, plant and equipment	2,802,356
Inventories - non-current	106,268
Restricted cash	32,943
Investments accounted for using the equity method	9,240
Other assets - non-current	9,575
Total identifiable assets acquired	$3,433,461

Accounts payable and accrued liabilities	(71,861)
Current portion of debt	(70,000)
Debt	(175,000)
Reclamation and closure cost provision - non-current	(26,154)
Lease liabilities - non-current	(114,820)
Deferred income tax liabilities (1)	(319,305)
Other non-current liabilities	(3,081)
Non-controlling interest (2)	(473,593)
Total identifiable liabilities assumed	$(1,253,814)
Total identifiable net assets	$2,179,647

(1)Deferred income tax liabilities is net of a deferred income tax asset of $188.7 million relating to incentive tax credits at Çöpler and includes a deferred income tax liability of $29.2 million of withholding tax on distributable earnings of our Turkish entities.
(2)Non-controlling interest is measured based on the relative ownership percentage multiplied by the fair value of Anagold's net assets above.

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 14

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
4.ACQUISITIONS (continued)

In accordance with the acquisition method of accounting, the consideration has been allocated on a preliminary basis to the underlying assets acquired and liabilities assumed, based upon their estimated fair values as at the date of acquisition. The preliminary fair values of mineral properties have been estimated using discounted cash flow models and the preliminary fair values of plant and equipment have been estimated using a depreciated replacement cost approach. In addition, an in-situ approach was used to value certain exploration assets with reference to a public company comparables analysis. Expected future cash flows are based on estimates of future gold prices and projected future revenues, estimated quantities of ore reserves and mineral resources, including expected conversions of mineral resources to mineral reserves, expected future production costs and capital expenditures based on LOM plans at the acquisition date.

Consolidated revenue for the three and nine months ended September 30, 2020 includes revenue from the assets acquired in the acquisition of Alacer of $53.6 million. Consolidated net income for the three and nine months ended September 30, 2020 includes net income before tax from Alacer of $2.8 million.

Had the transaction occurred on January 1, 2020, pro-forma unaudited consolidated revenue for the three and nine months ended September 30, 2020 would have been approximately $313.9 million and $844.4 million, respectively, and net income before tax would have been $58.7 million and $63.7 million, respectively.

(b)Acquisition of non-controlling interest in Puna

On September 18, 2019, we acquired the remaining 25% interest in Puna from Golden Arrow Resources Corporation ("Golden Arrow") for aggregate consideration totaling $32.4 million, consisting of $2.3 million of cash, the extinguishment of the loan to Golden Arrow and related interest of $11.4 million, the issuance of $18.2 million of our common shares, and the transfer of shares in Golden Arrow we owned, with a fair value of $0.5 million, for cancellation.

As the acquisition did not result in a change of control, the acquisition was accounted for as an equity transaction whereby the non-controlling interest of $33.9 million in Puna recognized prior to the acquisition was adjusted to nil in our condensed consolidated interim statements of financial position. Further, the difference of $1.6 million between the carrying value of the non-controlling interest in Puna at the time of acquisition and the fair value of the consideration paid by us to Golden Arrow of $32.4 million was recognized in equity. In addition, transaction costs we incurred in connection with the transaction of $0.2 million were recognized as a reduction of equity.

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 15

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
5.INVENTORIES

	September 30, 2020	December 31, 2019
Raw materials
Stockpiled ore (1)	$136,165	$16,559
Leach pad inventory	243,366	171,768
Work-in-process	5,475	1,596
Finished goods	22,345	14,141
Materials and supplies	90,555	35,354
	497,906	239,418
Stockpiled ore - non-current (1)	(104,571)	—
Materials and supplies - non-current	(1,710)	(1,848)
	$391,625	$237,570

(1)Stockpiled ore includes $17.6 million and $104.6 million of current and non-current stockpiled sulfide ore, respectively, related to Çöpler.

As at September 30, 2020, we have recognized a provision of $6.7 million (December 31, 2019 - $3.3 million) for obsolete materials and supplies inventory.

For the three and nine months ended September 30, 2020, we recognized write-downs of stockpiled ore inventories to net realizable value of nil and $8.6 million, respectively (three and nine months ended September 30, 2019 of $1.8 million and $2.4 million, respectively).

6.MINERAL PROPERTIES, PLANT AND EQUIPMENT

	September 30, 2020
	Plant and equipment (2)	Construction in process	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, beginning of year	$663,368	$28,208	$539,378	$80,296	$127,141	$1,438,391
Acquisition (note 4)	929,544	26,874	1,003,303	203,729	638,906	2,802,356
Additions	1,060	68,572	40,853	1,833	213	112,531
Disposals/removal of fully depreciated assets	(8,908)	—	(24,373)	—	—	(33,281)
Change in reclamation and closure cost provision (1)	—	—	8,020	—	3,677	11,697
Transfers	42,708	(48,987)	9,831	(3,554)	2	—
Balance, end of period	1,627,772	74,667	1,577,012	282,304	769,939	4,331,694

Accumulated depreciation and depletion
Balance, beginning of year	(375,398)	—	(293,531)	—	—	(668,929)
Depreciation and depletion	(43,424)	—	(36,820)	—	—	(80,244)
Disposals/removal of fully depreciated assets	5,480	—	24,373	—	—	29,853
Balance, end of period	(413,342)	—	(305,978)	—	—	(719,320)
Net book value at September 30, 2020	$1,214,430	$74,667	$1,271,034	$282,304	$769,939	$3,612,374

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 16

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
6.MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

	December 31, 2019
	Plant and equipment (2)	Construction in process	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, beginning of year	$577,023	$44,859	$463,548	$101,990	$91,228	$1,278,648
Additions	6,515	75,636	42,373	7,145	35,275	166,944
Disposals	(12,457)	—	(2,962)	—	(434)	(15,853)
Change in reclamation and closure cost provision (1)	—	—	7,580	—	1,072	8,652
Transfers	92,287	(92,287)	28,839	(28,839)	—	—
Balance, end of year	663,368	28,208	539,378	80,296	127,141	1,438,391

Accumulated depreciation and depletion
Balance, beginning of year	(338,153)	—	(239,320)	—	—	(577,473)
Depreciation and depletion	(48,226)	—	(55,783)	—	—	(104,009)
Disposals	10,981	—	1,572	—	—	12,553
Balance, end of year	(375,398)	—	(293,531)	—	—	(668,929)
Net book value at December 31, 2019	$287,970	$28,208	$245,847	$80,296	$127,141	$769,462

(1)The increases in the reclamation asset and the associated reclamation and closure cost provision in Mineral properties subject to depletion and Exploration and evaluation assets were primarily due to a decrease in the discount rate used to measure the reclamation and closure cost provision for Marigold and the related exploration properties.
(2)At September 30, 2020, plant and equipment includes right-of-use assets with a carrying value of $125.1 million and related accumulated amortization of $2.0 million (December 31, 2019 - carrying value of $4.6 million and accumulated amortization of $1.1 million).

7.DEBT

	September 30, 2020	December 31, 2019
2013 Notes	$—	$114,280
2019 Notes	175,606	169,769
Total carrying amount of convertible debt	175,606	284,049
Term Loan	227,500	—
Other	2,108	—
Total carrying amount of debt	405,214	284,049
Less: current portion of debt	$(70,675)	$(114,280)
Non-current portion of debt outstanding	$334,539	$169,769

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 17

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
7.DEBT (continued)

The following is a summary of the changes in our debt balance arising from investing and financing activities:

	September 30, 2020	December 31, 2019
Balance, beginning of year	$286,852	$250,729
Accretion of discount	6,557	14,320
Interest accrued	5,176	8,729
Interest paid	(5,083)	(9,104)
Redemption of 2013 Notes	(114,994)	(141,982)
Redemption of 2013 Notes - converted to equity	(6)	—
Issuance of 2019 Notes	—	164,160
Term Loan assumed (note 4)	245,000	—
Principal paid on Term Loan	(17,500)	—
Other	2,108	—
Balance, end of period	408,110	286,852
Accrued interest outstanding	(2,896)	(2,803)
Carrying value, end of period	$405,214	$284,049

Classified as:
Current	$70,675	$114,280
Non-current	334,539	169,769
	$405,214	$284,049

(a)Convertible debt

On March 19, 2019, we repurchased $150.0 million of our 2.875% senior convertible notes due 2033 (the "2013 Notes") for a cash payment of $152.3 million. The redemption amount was bifurcated into the debt and equity components of the 2013 Notes repurchased. The fair value of the debt portion of $148.0 million was estimated using a discounted cash flow model based on a maturity date of February 1, 2020 and a discount rate of 4.95%. The difference between this amount and the book value of the redeemed 2013 Notes of $5.4 million was recognized in the consolidated statements of income along with the related tax recovery of $1.7 million and the residual of $4.8 million was allocated to equity.
Holders of our 2.875% 2013 Notes had the right to surrender their 2013 Notes for purchase by us at their option (the "Put Option") pursuant to the terms of the indenture governing the 2013 Notes, dated as of January 16, 2013 entered into with The Bank of New York Mellon (the "2013 Indenture") any time before January 31, 2020.
As of the expiry of the Put Option on January 31, 2020, at the discretion of the holders, $49,000 aggregate principal amount of the 2013 Notes were put to us to be redeemed, and $4,000 of debt was converted to equity.
The remaining outstanding 2013 Notes were callable by us at par, plus accrued and unpaid interest thereon, if any, at any time at our election giving due notice, in accordance with the terms and conditions of the 2013 Indenture. On February 13, 2020, we provided notice of redemption to call the remaining outstanding 2013 Notes.

On March 30, 2020, we redeemed all of our remaining outstanding 2013 Notes, consisting of an aggregate principal amount of $115.5 million plus accrued interest of $0.5 million, in exchange for payment of cash of $115.5 million and equity of $2,000.

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 18

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
7.DEBT (continued)
On March 19, 2019, we issued $230.0 million of 2.50% convertible senior notes due in 2039 (the “2019 Notes”) for net proceeds of $222.9 million after payment of commissions and expenses related to the offering of $7.1 million. The 2019 Notes mature on April 1, 2039 and bear an interest rate of 2.50% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the 2019 Notes may be entitled to an increased conversion rate. The 2019 Notes are convertible into our common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, representing an initial conversion price of $18.48 per common share.
Prior to April 1, 2023, we may not redeem the 2019 Notes, except in the event of certain changes in Canadian tax laws. On or after April 1, 2023 and prior to April 1, 2026, we may redeem all or part of the 2019 Notes for cash, but only if the last reported sales price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. On or after April 1, 2026, we may redeem the 2019 Notes in full or in part, for cash.
Holders of the 2019 Notes have the right to require us to repurchase all or part of their 2019 Notes on April 1 of each of 2026, 2029 and 2034, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the 2019 Notes, plus accrued and unpaid interest to the repurchase date.
The proceeds of the 2019 Notes were bifurcated between their debt and equity components. The fair value of the debt portion of $169.4 million was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 7.5%. The residual amount of $44.8 million ($60.6 million less deferred tax liability of $15.9 million) was allocated to equity. The debt portion has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method.

The transaction costs of the issuance of the 2019 Notes of $7.1 million were allocated on a pro rata basis with $5.2 million to debt and $1.9 million to equity.

(b)Term Loan

In connection with the acquisition of Alacer, we assumed a term loan (the "Term Loan"), with a fair value of $228 million as at the date of acquisition, with a syndicate of lenders (BNP Paribas (Suisse) SA, ING Bank NV, Societe Generale Corporate & Investment Banking and UniCredit S.P.A.). The Term Loan bears interest at the London Inter-bank Offered Rate ("LIBOR") plus a fixed interest rate margin in the range of 3.50% to 3.70% depending on the tranche. The Term Loan has no mandatory hedging or cash sweep requirements, no prepayment penalties, and final repayment is scheduled in the fourth quarter of 2023. The Term Loan is measured at amortized cost.

In connection with the acquisition of Alacer, we assumed LIBOR interest rate hedges of approximately 42% of the outstanding Term Loan balance through the duration of the interest rate hedge program, which completes at the end of 2021. The fair value of the interest rate swap contract asset or liability is derived by the difference between the variable LIBOR interest forward rates as compared to a fixed interest rate of 2.86% on the hedged amounts. Realized and unrealized gains/losses on the interest rate hedged are recognized in Other income (expense) in the condensed consolidated statements of income.

Restricted cash accounts must be maintained while the Term Loan is outstanding. As at September 30, 2020, we held $32.9 million in restricted cash associated with the Term Loan. Restricted cash is deposited at banks and financial institutions and represents both a debt service reserve account and reclamation reserve account required as part of the Term Loan. The restricted cash is expected to remain in place over the duration of the Term Loan. Restricted cash is not available for use within one year and is classified as a non-current asset on the condensed consolidated statement of financial position.

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 19

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
7.DEBT (continued)

As at September 30, 2020, we were in compliance with all applicable covenants related to the Term Loan.

The table below summarizes the remaining contractual maturities of the Term Loan. The amounts shown are the contractual undiscounted cash flows which include payments for both principal and interest:

	Less than one year	1 - 3 years	4 - 5 years	After 5 years	Total
Term loan maturities	$77,599	$147,294	$17,671	$—	$242,564

(c)Credit facility

On August 4, 2015, we entered into a $75,000,000 senior secured revolving credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes. During 2017, we extended the maturity of our Credit Facility to June 8, 2020, and concurrently reduced applicable margins, increased covenant flexibility and added a $25,000,000 accordion feature. On June 3, 2020, we amended our existing credit agreement to extend the maturity of our Credit Facility to June 8, 2021. Amounts that are borrowed under the Credit Facility will incur variable interest at LIBOR plus an applicable margin ranging from 2.25% to 3.75% determined based on our net leverage ratio along with a utilization fee. This Credit Facility may only be used to fund activities of entities that were in the SSR Mining group prior to the merger with Alacer.

8.LEASE LIABILITIES

	September 30, 2020	December 31, 2019
Balance, beginning of year	$3,792	$4,310
Lease liabilities assumed on acquisition (note 4)	120,008	—
Additions	1,049	264
Disposals	(172)	—
Lease payments	(1,716)	(1,265)
Foreign exchange (gain) loss	(69)	163
Accrual of interest	885	320
Balance, end of period	$123,777	$3,792

Classified as:
Current	$6,133	$446
Non-current	117,644	3,346
	$123,777	$3,792

The table below summarizes the contractual undiscounted cash flows related to lease liabilities as at September 30, 2020:

($000's)	Less than one year	1 - 3 years	4 - 5 years	After 5 years	Total	Carrying amount
Total contractual obligations	$12,443	$23,481	$22,660	$157,955	$216,539	$123,777

The difference between the total contractual undiscounted cash flows related to lease payments to vendors and lessors and the carrying amount of the lease liability is the interest related to the lease liability.

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 20

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
9.REVENUE

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Gold bullion and doré sales	$190,303	$116,259	$406,867	$335,167
Concentrate sales	33,552	28,193	78,834	90,654
Other (1)	1,557	3,396	(3,341)	3,426
	$225,412	$147,848	$482,360	$429,247

(1)Other revenue includes the impact of changes in the fair value of concentrate trade receivables due to changes in silver and base metal prices and silver by-product revenue arising from the production and sale of gold bullion and doré.

10.INCOME PER SHARE

The calculations of basic and diluted income per share are based on the following:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Net income	$25,113	$18,132	$42,813	$36,278
Net income (loss) attributable to non-controlling interest	(1,641)	(2,609)	(1,641)	(1,558)
Net income attributable to equity holders of SSR Mining	26,754	20,741	44,454	37,836
Adjustment for dilutive instruments:
Interest saving on convertible notes, net of tax	2,491	—	—	—
Net income used in the calculation of diluted net income per share	29,245	20,741	44,454	37,836

Weighted average number of common shares issued	137,961	121,742	128,190	121,337
Adjustments for dilutive instruments:
Stock options	931	1,099	843	777
Performance share units	164	—	164	—
Restricted share units	163	—	55	—
Convertible notes	12,445	—	—	—
Diluted weighted average number of shares outstanding	151,664	122,841	129,252	122,114

Basic net income per share attributable to equity holders of SSR Mining	$0.19	0.17	$0.35	0.31
Diluted net income per share attributable to equity holders of SSR Mining	$0.19	0.17	$0.34	0.31

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 21

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
11.SHARE-BASED COMPENSATION

Total share-based compensation, including all equity and cash-settled arrangements, for the three and nine months ended September 30, 2020 and 2019 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Equity-settled
Production costs	$248	$129	$372	$177
General and administrative expenses	1,171	1,540	3,505	2,689
Exploration, evaluation and reclamation expenses	13	17	30	30
Transaction and integration expenses	1,099	—	1,099	—
Cash-settled
Production costs	627	371	1,283	873
General and administrative expenses	(4,947)	1,869	(1,483)	4,785
Exploration, evaluation and reclamation expenses	10	32	96	38
Transaction and integration expenses	3,919	—	3,919	—
	$2,140	$3,958	$8,821	$8,592

Under our 2017 Share Compensation Plan and 2020 Share Compensation Plan, we have the option to settle vested PSUs in either cash or common shares. On February 22, 2019 our Board of Directors indicated its intention to settle all of the PSUs issued under our 2017 Share Compensation Plan, when vested, in our common shares. Prior to this date, based on our past history of settling PSUs in cash, we had accounted for our obligations as a liability. As a result of this change, the value of the relevant outstanding PSUs was fixed at that date and the existing liability of $1.8 million ($1.3 million, net of tax) was transferred to the share-based compensation reserve of shareholders’ equity. The unrecognized portion of $4.7 million relating to these PSUs is being amortized over the remaining vesting periods.

Alacer Replacement Units

In connection with the acquisition of Alacer (see note 4), all outstanding RSUs, PSUs and DSUs of Alacer that were not exercised prior to the acquisition date, were converted to SSR Mining units with the number of such securities issuable adjusted by the 0.3246 Exchange Ratio. The RSU Replacement Units, PSU Replacement Units and DSU Replacement Units retain the original terms provided under Alacer's share compensation plans as described below.

i) RSU Replacement Units

Each RSU Replacement Unit becomes payable in common shares as they vest over their lives (typically at three years) and entitles participants to receive one common share of the Company. Alternatively, our Board of Directors, at its discretion, may elect to satisfy all or part of a vesting in cash. The RSU Replacement Units are accounted for as equity instruments as management believes that the Board of Directors have not created a valid expectation or a constructive obligation that future settlements will be in cash.

ii) PSU Replacement Units

Each PSU Replacement Unit entitles the participant, at the end of the applicable performance period (typically three years), to receive a payment in cash for the equivalent value of common shares earned, provided: (i) the participant continues to be employed or engaged by the Company or any of our affiliates, and (ii) all other terms and conditions of the grant have been satisfied, including the performance metrics associated with each PSU Replacement Unit. PSU Replacement Units do not entitle the PSU participant to exercise any voting rights, receive any dividends or exercise any other right which attaches to ownership of shares in the Company. The PSU Replacement Units are treated as liability instruments.

iii) DSU Replacement Units

Each DSU Replacement Unit entitles the director to receive a payment in cash for the equivalent value of one common share on the date the director ceases to be our director (the "Termination Date"). Upon termination, the director can choose to redeem their units during the period immediately following Termination Date and ending on day 90 following the Termination Date. The DSU Replacement Units are treated as liability instruments.

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 22

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
12.OPERATING SEGMENTS

Operating results of operating segments are reviewed by our chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. We consider each individual operating mine site as a reportable operating segment for financial reporting purposes. In addition, exploration and evaluation and development projects have been aggregated into a single reportable segment as they all have similar characteristics and do not exceed the quantitative thresholds for individual disclosure.

In connection with the acquisition of Alacer, we have added Çöpler as a new operating segment for the three and nine months ended September 30, 2020. Çöpler is an individual operating mine site, therefore it is considered a reportable segment for financial reporting purposes.

The following is a summary of the reported amounts of income from mine operations, operating income (loss), income (loss) before income taxes and the carrying amounts of assets and liabilities by operating segment:

Three months ended September 30, 2020	Çöpler (1)	Marigold	Seabee	Puna (2)	Exploration, evaluation and development properties	Other reconciling items (3)	Total
Revenue	$53,566	$98,748	$38,035	$35,063	$—	$—	$225,412
Production costs	(40,670)	(46,387)	(10,677)	(13,112)	—	—	(110,846)
Depletion and depreciation	(8,895)	(10,737)	(7,167)	(4,541)	—	—	(31,340)
Cost of sales	(49,565)	(57,124)	(17,844)	(17,653)	—	—	(142,186)
Income from mine operations	$4,001	$41,624	$20,191	$17,410	$—	$—	$83,226

Exploration, evaluation and reclamation expenses	$(953)	$(953)	$(1,108)	$(38)	$(2,783)	$(252)	(6,087)
Care and maintenance expenses (4)	$—	$—	$(759)	$(5,881)	$—	$—	(6,640)
Transaction and integration costs	$—	$—	$—	$—	$—	$(15,674)	(15,674)
Operating income (loss)	$3,041	$40,774	$18,328	$11,514	$(2,782)	$(18,150)	52,725
Income (loss) before income taxes	$1,548	$40,709	$18,145	$4,087	$(3,903)	$(11,394)	49,192
As at September 30, 2020
Total assets	$2,555,708	$603,380	$439,957	$232,855	$859,810	$389,344	$5,081,054
Non-current assets	$2,206,133	$289,501	$315,831	$145,574	$858,406	$27,146	$3,842,591
Total liabilities	$(735,054)	$(124,744)	$(91,794)	$(50,754)	$(24,533)	$(249,644)	$(1,276,523)

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 23

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
12.OPERATING SEGMENTS (continued)

Three months ended September 30, 2019	Marigold	Seabee	Puna	Exploration, evaluation and development properties	Other reconciling items (1)	Total
Revenue	$74,820	$41,331	$31,697	$—	$—	$147,848
Production costs	(41,551)	(10,426)	(22,638)	—	—	(74,615)
Depletion and depreciation	(11,205)	(8,771)	(1,351)	—	—	(21,327)
Cost of sales	(52,756)	(19,197)	(23,989)	—	—	(95,942)
Income from mine operations	$22,064	$22,134	$7,708	$—	$—	$51,906

Exploration, evaluation and reclamation expenses	$(893)	$(2,131)	$(230)	$(768)	$(391)	$(4,413)
Operating income (loss)	$21,118	$20,019	$8,301	$(660)	$(8,887)	$39,891
Income (loss) before income taxes	$16,879	$21,123	$3,555	$(702)	$(7,874)	$32,981
As at September 30, 2019
Total assets	$494,950	$478,509	$257,422	$117,069	$340,493	$1,688,443
Non-current assets	$237,013	$313,960	$152,398	$115,406	$19,707	$838,484
Total liabilities	$(103,725)	$(100,735)	$(62,172)	$(6,312)	$(315,402)	$(588,346)

Nine months ended September 30, 2020	Çöpler (1)	Marigold	Seabee	Puna (2)	Exploration, evaluation and development properties	Other reconciling items (3)	Total
Revenue	$53,566	$270,615	$82,732	$75,447	$—	$—	$482,360
Production costs	(40,670)	(134,181)	(25,725)	(48,495)	—	—	(249,071)
Depletion and depreciation	(8,895)	(32,092)	(17,085)	(13,031)	—	—	(71,103)
Cost of sales	(49,565)	(166,273)	(42,810)	(61,526)	—	—	(320,174)
Income from mine operations	$4,001	$104,342	$39,922	$13,921	$—	$—	$162,186

Exploration, evaluation and reclamation expenses	$(953)	$(2,035)	$(4,020)	$(193)	$(8,303)	$(550)	$(16,054)
Care and maintenance expenses (4)	$—	$—	$(11,806)	$(15,891)	$—	$—	$(27,697)
Transaction and integration costs	$—	$—	$—	$—	$—	$(18,479)	$(18,479)
Operating income (loss)	$3,041	$101,948	$23,984	$(2,498)	$(8,303)	$(35,792)	$82,380
Income (loss) before income taxes	1,548	100,794	25,037	(13,386)	(9,113)	(34,262)	$70,618

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 24

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
12.OPERATING SEGMENTS (continued)

Nine months ended September 30, 2019	Marigold	Seabee	Puna	Exploration, evaluation and development properties	Other reconciling items (3)	Total
Revenue	$225,122	$109,999	$94,126	$—	$—	$429,247
Production costs	(136,310)	(36,187)	(68,134)	—	—	(240,631)
Depletion and depreciation	(39,828)	(26,244)	(10,574)	—	—	(76,646)
Cost of sales	(176,138)	(62,431)	(78,708)	—	—	(317,277)
Income from mine operations	$48,984	$47,568	$15,418	$—	$—	$111,970

Exploration, evaluation and reclamation expenses	$(1,380)	$(7,300)	$(295)	$(2,790)	$(408)	$(12,173)
Operating income (loss)	$47,257	$40,173	$18,737	$(2,682)	$(24,375)	$79,110
Income (loss) before income taxes	$42,745	$42,558	$7,757	$(1,636)	$(36,443)	$54,981

(1)The reported statements of income amounts reflect results from the date of acquisition of Alacer on September 16, 2020 through September 30, 2020 (see note 4).
(2)Cost of sales at Puna include a write-down of metal inventories to net realizable value of nil and $8.6 million for the three and nine months ended September 30, 2020, respectively (three and nine months ended September 30, 2019 - $1.8 million and $2.4 million, respectively).
(3)Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.
(4)On March 20, 2020 and March 25, 2020, due to the COVID-19 pandemic, we temporarily suspended operations at Puna and Seabee, respectively. From and after such dates, we continued to perform care and maintenance activities and incurred incremental costs as a result (see note 1). These incremental costs do not relate to producing or selling metal concentrate or gold, and therefore they have been identified and presented separately within operating income (loss).

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 25

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
13.FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

(a)Fair values of financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which our financial assets and liabilities that are measured and recognized in the condensed consolidated interim statements of financial position at fair value on a recurring basis were categorized as follows:

	Fair value at September 30, 2020
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Recurring measurements
Trade receivables	$—	$34,143	$—	$34,143
Marketable securities (i)	13,846	—	—	13,846
Other financial assets	—	142	965	1,107
Accrued liabilities	—	(24,410)	—	(24,410)
Derivative liabilities	—	(9,279)	—	(9,279)
Other non-current liabilities	—	(12,037)	—	(12,037)
	$13,846	$(11,441)	$965	$3,370

	Fair value at December 31, 2019
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Recurring measurements
Trade receivables	$—	$54,164	$—	$54,164
Marketable securities (i)	66,453	—	—	66,453
Other financial assets	2,339	2,641	647	5,627
Accrued liabilities	—	(19,539)	—	(19,539)
Other non-current liabilities	—	(677)	—	(677)
	$68,792	$36,589	$647	$106,028

(1)Marketable securities of publicly-quoted companies, consisting of fair value through other comprehensive income (FVTOCI) investments are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges.
(2)Trade receivables relating to sales of concentrate are included in Level 2 as the basis of valuation uses quoted commodity forward prices. Accrued liabilities relating to RSUs, PSUs, DSUs, RSU Replacement Units and PSU Replacement Units and derivative assets and liabilities are included in Level 2 as the basis of valuation uses quoted prices in active markets.
(3)Certain items of deferred consideration from the sale of exploration and evaluation assets are included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data.

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 26

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
13.FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS (continued)

(i)In May 2020, we sold 100% of our equity position in SilverCrest Metals Inc. We divested 9,000,645 common shares at a price of C$10.06 per share for gross proceeds of $64.3 million. Upon the sale, we recognized a pre-tax gain on our investment of $37.8 million in other comprehensive income.

During the nine months ended September 30, 2020, no amounts were transferred between Levels.

(b)Fair values of financial assets and liabilities not already measured at fair value

At September 30, 2020, the fair value of our 2019 Notes and Term Loan as compared to the carrying amounts were as follows:

		September 30, 2020		December 31, 2019
	Level	Carrying amount	Fair value	Carrying amount	Fair value
2013 Notes (1)	1	$—	$—	$(114,280)	$(116,581)
2019 Notes (1)	1	(175,606)	(303,600)	(169,769)	(297,735)
Term Loan	3	(227,500)	(227,500)	—	—
Total borrowings		$(403,106)	$(531,100)	$(284,049)	$(414,316)
(1)The fair value disclosed for our 2013 Notes and 2019 Notes is included in Level 1 as the basis of valuation uses a quoted price in an active market. The carrying amount of such convertible notes represents the debt component of the convertible notes, while the fair value represents both the debt and equity components of the convertible notes (see note 7).

SSR Mining Inc.	Interim Financial Statements Q3 2020 | 27

SSR Mining Inc.
Notes to the Condensed Consolidated Interim Financial Statements
(Tabular amounts expressed in thousands of United States dollars unless otherwise stated)
(Unaudited)
14.SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three and nine months ended September 30, 2020 and 2019 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Trade and other receivables	$(27,481)	$(7,389)	$6,168	$(49,299)
Inventories - current	32,957	(8,854)	34,884	(7,409)
Accounts payable and accrued liabilities	(31,369)	7,270	(43,579)	9,100
Reclamation and closure cost provision - current	(326)	(415)	(2,750)	(536)
	$(26,219)	$(9,388)	$(5,277)	$(48,144)

Adjustments for non-cash other operating activities during the three and nine months ended September 30, 2020 and 2019 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Share-based payments	$(853)	$1,686	$1,623	$2,896
Loss or write-down on sale of mineral properties, plant and equipment	1,554	709	3,121	242
(Gain) loss on change in fair value of concentrate trade receivables	(1,850)	—	4,192	—
Unrealized gain on financial instruments (hedge)	(956)	—	(956)	—
Other	5,717	(592)	12,881	1,826
	$3,612	$1,803	$20,861	$4,964

Non-cash investing and financing transactions during the three and nine months ended September 30, 2020 and 2019 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Consideration issued for acquisition of Alacer	$(2,179,647)	$—	$(2,179,647)	$—
Close down and restoration provision for land acquisition	—	—	—	(12,990)
Transfer of share-based payment reserve upon exercise of stock options	(989)	1,207	(1,913)	525
Transfer of equity-settled PSUs	—	—	—	1,284
Extinguishment of loan receivable in connection with the acquisition of non-controlling interest	—	11,369	—	11,369
Non-cash consideration for acquisition of non-controlling interest	—	(30,103)	—	(30,103)
	$(2,180,636)	$(17,527)	$(2,181,560)	$(29,915)

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